[GTC TELECOM CORP. LETTERHEAD]



This letter confirms our understanding that you were granted 5,000 options on January 4, 1999. Of the 5,000 options, 1,000 of the options of GTC Telecom common stock at an exercise price of $0.01 per share. These options vest six months after January 4, 1999. The remaining 4,000 options vest in 1/3 increments per year beginning January 4, 2000 at an exercise price of $5.00 per share.

Please sign this letter confirming your understanding of the agreement.

Sincerely,

/s/ Paul Sandhu                       /s/ Rion Johnston
Paul Sandhu                           Rion Johnston
President & CEO
GTC Telecom